

16012089

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

SEC FILE NUMBER
8-66163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~TRADINGBLOCK~~ ADS, INC. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. WACKER DR., STE. 650
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WALLACE (312) 253-0411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd. Ste. 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, INC. DBA TRADING AND MONEYBLOCK, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
AMANDA RUBIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/01/17

Signature

VICE PRESIDENT

Title

2-29-16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AOS, Inc.

We have audited the accompanying financial statements of AOS, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, and the related notes to the financial statements and supplemental information. AOS, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AOS, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


MARCUMGROUP
MEMBER

Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

The information in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of AOS, Inc.'s financial statements. The supplemental information is the responsibility of AOS, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 29, 2016

AOS, Inc.
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	49,818
Cash Deposit with Clearing Organization		500,000
Receivables from Clearing Organization		628,528
Commissions Receivable		79,056
Enterprise Digital Trading Platform, Net		373,333
Prepaid Expenses		39,793
Total Assets	**$**	**1,670,528**
Liabilities and Shareholder's Equity		
Liabilities		
Commissions Payable	$	324,650
Accounts Payable		283,710
Deferred Rent		146,376
Total Liabilities		754,736
Shareholder's Equity		
Common stock, $0.01 par value per share		20
100,000 shares Authorized, 2,000 Shares Issued and Outstanding		
Paid-in-Capital		4,973,925
Retained Earnings		(4,058,153)
Total Shareholder's Equity		915,792
Total Liabilities and Shareholder's Equity	**$**	**1,670,528**

See accompanying notes to financial statements.

AOS, Inc.
Statement of Operations
For the Year Ended December 31, 2015

Revenue		
Commissions	$	7,773,347
Exchange Rebate Revenue		1,542,064
Interest		418,563
Reimbursable Exchange, Execution & Platform Fees		1,206,022
Other Income		32,715
Total Revenue		**10,972,711**
Expenses		
Compensations and Benefits		6,374,945
Brokerage and Clearing Costs		1,995,103
Exchange, Execution & Platform Costs		1,374,537
Quotation Service/Data Costs		468,190
Technology and Telecommunications		210,511
Marketing and Advertising		29,431
Lease and Rental		263,312
Professional Fees		85,169
Insurance		119,049
Office/General Administrative		123,619
Depreciation and Amortization		137,228
Total Expenses		**11,181,094**
Net Loss	**$**	**(208,383)**

See accompanying notes to financial statements.

AOS, Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2015

	Common Stock	Paid in Capital	Accumulated Deficit	Total
Shareholder's Equity, as Originally Reported	$ 20	$ 4,906,925	$ (2,426,694)	$ 2,480,251
Prior Period Adjustment (Note 6)			(1,423,076)	(1,423,076)
Shareholder's Equity, as Restated	20	4,906,925	(3,849,770)	1,057,175
Capital Contributions		115,000		115,000
Capital Withdrawals		(48,000)		(48,000)
Net Loss			(208,383)	(208,383)
Shareholder's Equity, End of Year	**$ 20**	**$ 4,973,925**	**$ (4,058,153)**	**$ 915,792**

See accompanying notes to financial statements.

AOS, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net Loss	$ (208,383)
Adjustments to Reconcile Net Loss to Net Cash provided by Operating Activities	
Depreciation and Amortization	146,709
Changes in Assets and Liabilities	
Commissions Receivable	10,738
Receivables from Clearing Organization	(131,792)
Prepaid Expenses	(4,298)
Accounts Payable	79,489
Commissions Payable	(42,093)
Accrued Rent	113,822
Net Cash used in Operating Activities	(35,808)
FINANCING ACTIVITIES	
Capital Contributions	115,000
Capital Withdrawals	(48,000)
Net Cash Provided by Financing Activities	67,000
Net change in cash	**31,192**
Cash, beginning of year	18,626
Cash, end of year	**$ 49,818**

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Trading Block Holdings, Inc (the "Parent Company").The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company is also a state-registered investment advisor.

Revenue Recognition

Commission Revenue earned on customer security transactions is accounted for on a trade-date basis. Exchange Rebate Revenue is accrued and recognized for the period earned, on a trade-date basis. Reimbursable Exchange, Execution and Platform Fees are charged to customers to reimburse the Company for Exchange, Execution and Platform Costs; these are also recognized on a trade-date basis.
Revenue is also received from investment companies for commissions and fees on mutual funds, variable annuities and trailing commissions related to these financial instruments.

Cash Equivalents

The Company considers its demand deposits and money market accounts with an original maturity of three months or less to be cash equivalents. Cash deposits with clearing organizations are not included as a cash equivalent item.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation at December 31, 2015. Property and equipment were depreciated using the straight-line method for several years. Depreciation expense for the year ended December 31, 2015 was $146,709.

Enterprise Digital Trading Platform

The Enterprise Digital Trading Platform was developed internally by the Company. Its original cost was $800,000. It was placed in service in September 2010. Amortization is calculated using the straight line method over a ten-year useful life. Amortization expense for the year ended December 31, 2015 was $80,000 and accumulated amortization at December 31, 2015 was $426,667.

Deferred Rent Policy

The Company records rent expense on the straight-line method over the term of the lease. The difference between cash and expense recorded is deferred rent. As of December 31, 2015 the Company has accrued $146,376 in deferred rent.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2015, the Company's net capital was approximately $503,000 which exceeded the requirement by approximately $253,000.

3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2021. The future minimum annual commitments under the lease are as follows:

Year	
2016	$132,879
2017	$136,866
2018	$140,972
2019	$145,201
2020	$149,557
2021	$140,855
Total	**$846,330**

Rent expense for the year ended December 31, 2015 was $ 111,565.

4. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The effective tax rate was 0% due to the valuation allowance on the deferred tax asset.

The Company had available at December 31, 2015, approximately $4,100,000 of unused federal operating loss carryforwards and approximately $4,600,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2034, and the Illinois loss carryforwards expire in 2020 through 2027. The Company has fully reserved the deferred tax asset, which amounted to $1,775,000 at December 31, 2015 (an increase of $87,000 from last year), associated with these net operating loss carry forwards.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the

position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2015, the Parent's federal and state tax returns generally remain open since 2012.

5. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

6. Prior Period Adjustment

During 2015, the Company discovered a financial statement error that caused an overstatement of the December 31, 2014 previously reported deferred tax asset. Accordingly, an adjustment was made to record a valuation allowance of $1,423,076 as of the January 1, 2015. A corresponding entry was made to increase previously reported accumulated deficit by the same amount. The aforementioned adjustment had no effect on the Company's reported net capital as of December 31, 2015; however, the adjustment resulted in a decrease of net income (loss) of approximately $165,000 for the year ended December 31, 2014.

AOS, Inc.
Supplemental Information

As of December 31, 2015

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:	
Total Shareholder's Equity	$ 915,792
Less Non allowable assets:	
Prepaid expenses	(39,793)
Enterprise Digital Trading Platform, Net	(373,333)
Net capital	502,666
Net minimum capital requirement of 6.67% of aggregate indebtedness of $754,736 or $250,000, whichever is greater	250,000
Excess net capital	$ 252,666

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm.

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to the provision of sub-paragraph (k)(2)(ii) thereof.

Schedule III
Information for Possession or Control
Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to the provision of sub-paragraph (k)(2)(ii) thereof.


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AOS, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AOS, Inc. claimed exemptions from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) AOS, Inc. stated that AOS, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. AOS, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AOS, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 29, 2016


MARCUMGROUP
MEMBER




AOS, Inc. dba TradingBlock
Member FINRA, NFA & SIPC
P 800-494-0451
F: 312-253-0376
info@tradingblock.com
311 S. Wacker Drive, Suite 650
Chicago, IL 60606 USA

February 16, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

AOS, Inc. filed a 1017 application with FINRA regarding a material change in its business operations on or about August 28, 2007. The specific change was to accept customer funds and securities made payable to AOS, Inc. thereby increasing its net capital requirement to $250,000. FINRA sent approval on November 20, 2007 with a copy of the fully executed membership agreement. Section B[2] of the membership agreement, and subsequent versions thereof, stated the firm would "operate pursuant to the full provisions of SEC Rule 15c3-3 (the Customer Protection Rule)."

For the fiscal year ending December 31, 2015, AOS, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under (k)(2) of the respective rule. AOS, Inc. continues to operate as a non-carrying introducing broker-dealer and currently does not hold customer funds or customer securities. All funds and securities are deposited and custodied directly with our correspondent clearing firm, Apex Clearing. Also, as spelled out in Section 19 of our clearing agreement, Apex performs the reserve calculation.

As such, the firm claims the following exemptions under 15c3-3(k)(2), which state:

(2) The provisions of this section shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

I attest that AOS, Inc. met the exemptions provided above for the period ending December 31, 2015 without exceptions.

Sincerely,

Robert Wallace
Vice President – Financial Operations



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
AOS, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by AOS, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of Form SIPC-7. AOS, Inc.'s management is responsible for AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [specifically, wire transfer dated July 29, 2015 for $8,917 on SIPC-6 and wire transfers dated January 29, 2016 and February 29, 2016 for $8,816 and $709, respectively, on SIPC-7], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [draft SIPC-7 and groupings report] supporting the adjustments noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
February 29, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2540*********************MIXED AADC 220
066163 FINRA DEC
AOS INC
TRADINGBLOCK/MONEYBLOCK
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT WALLACE
(312) 253-0411

2. A. General Assessment (item 2e from page 2) 18,442 $ ~~17,733~~

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,917)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) ~~8,917~~ $ ~~8,816~~ 9,525

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~8,816~~ ~~8,917~~ 9,525

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AOS INC DBA TRADINGBLOCK
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of JAN, 20 16.

PRESIDENT & FOUNDER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

CORRECTED 2/27/16
[signature]
CFO

SIPC REVIEWER

Dates: _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~10,689,052~~ 10,972,711
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	604,677
(2) Revenues from commodity transactions.	1,979
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,749,302
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	21,750
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	100
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	50,650
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 347	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 167,425	
Enter the greater of line (i) or (ii)	167,425
Total deductions	3,595,884
2d. SIPC Net Operating Revenues	7,376,827 $ ~~7,093,768~~
2e. General Assessment @ .0025	18,442 $ ~~17,733~~
	(to page 1, line 2.A.)

AOS, Inc.

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS' REPORT

12/31/2015

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
416

TradingBlock®

AOS, Inc. dba TradingBlock
Member FINRA, NFA & SIPC
P 800-494-0451
F: 312-253-0376
info@tradingblock.com

311 S. Wacker Drive, Suite 650
Chicago, IL 60606 USA

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
416

February 26, 2015

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: 2015 Broker/Dealer Audited Financial Statement

Please find enclosed the 2015 audited financial statement for AOS, Inc. dba TradingBlock (CRD # 128605).

If you have any questions or require additional information, please contact me at 312-253-0428 theffernan@tradingblock.com at your convenience.

Regards,



Robert Wallace
Vice President

cc: Compliance